SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

ANGI Homeservices Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

00183L102

(CUSIP Number)

March 24, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

	ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,126,437
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		3,126,437
	8	SHARED DISPOSITIVE POWER

		3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,126,437
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%
12	TYPE OF REPORTING PERSON (SEE INSTUCTIONS)

	IN

1	NAME OF REPORTING PERSONS

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%
12	TYPE OF REPORTING PERSON (SEE INSTUCTIONS)

IA

1	NAME OF REPORTING PERSONS

TCS Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,000,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8%
12	TYPE OF REPORTING PERSON (SEE INSTUCTIONS)

OO

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), TCS Capital Advisors, LLC, a New York limited liability company (“TCS Advisors”), and Eric Semler (together with TCS Management and TCS Advisors, the “Reporting Persons”). This Schedule 13G relates to Class A Common Stock, par value $0.001 per share (the “Common Stock”) of ANGI Homeservices Inc., a Delaware corporation (the “Issuer”).

Item 1(a).	Name of Issuer:

ANGI Homeservices Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3601 Walnut Street

Denver, Colorado 80205

Item 2(a).	Name of Person Filing:

(1)	TCS Capital Management, LLC.

(2)	TCS Capital Advisors, LLC.

(3)	Eric Semler.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

Item 2(c).	Citizenship:

(1)	TCS Capital Management, LLC is a Delaware limited liability company.

(2)	TCS Capital Advisors, LLC is a New York limited liability company.

(3)	Eric Semler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

00183L102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	As of the close of business on March 24, 2020, TCS Advisors may be deemed to directly beneficially own 3,000,000 shares of Common Stock. As the investment advisor of TCS Advisors, TCS Management may be deemed to beneficially own the 3,000,000 shares of Common Stock beneficially owned by TCS Advisors. As the managing member of TCS Management, Eric Semler may be deemed to beneficially own the 3,000,000 shares of Common Stock beneficially owned by TCS Advisors. In addition, as of the close of business on March 24, 2020, Mr. Semler may be deemed to directly beneficially own 3,126,437.

(b)	TCS Management and TCS Advisors may be deemed to beneficially own 3.8% of the outstanding shares of Common Stock. Mr. Semler may be deemed to beneficially own 7.7% of the outstanding shares of Common Stock. These percentages were determined by dividing the shares of Common Stock held by each of the Reporting Persons by 79,566,380, which is the number of shares of Common Stock outstanding as of January 31, 2020, according to the Issuer’s Form 10-K filed on February 28, 2020 with the Securities and Exchange Commission.

(c)	TCS Advisors, TCS Management, and Eric Semler have the shared power to vote and dispose of the 3,000,000 shares of Common Stock directly owned by TCS Advisors. Eric Semler has the sole power to vote and dispose of 3,126,437 shares of Common Stock directly owned by him.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020	TCS CAPITAL ADVISORS, LLC

	By:	TCS CAPITAL MANAGEMENT, LLC its investment advisor

	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER